UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           March           , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934       Yes ☐       No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	March 5, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. 30 /PR110/COM-10/2008
TELKOM ROTATES TWO DIRECTORS
Bandung, February 29 th , 2008 — PT. Telekomunikasi Indonesia (Telkom) announces that the company has rotated its Directors by switching positions from Director of Consumer formely held by Ermady Dahlan to I Nyoman Gede Wiryanata formely the Director of Network and Solution.
The Vice President of Public & Marketing Communication, Eddy Kurnia says : “ That the switching of the positions was necessary for the current situation because of the company’s growth expansion ”.
The company’s line up of the Board of Directors is currently the following :

President Director / CEO	:	Rinaldi Firmansyah
Director of Finance / CFO	:	Sudiro Asno
Director of Human Capital & General Affair	:	Faisal Syam
Director of Network & solution	:	Ermady Dahlan
Director of Consumer	:	I Nyoman G Wiryanata
Director of Enterprise & Wholesale	:	Arief Yahya
Director of Compliance & Risk Management	:	Prasetio
Director of Information Technology	:	Indra Utoyo
Eddys says that : “ The rotation process for its Directors is something common within Telkom and serves the purpose to improve the company’s performance particulary in the current competitive environment in the Telecommunications Industry ”.
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary

For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:	62-21-5215109
Fax:	62-21-5220500
Email:	investor@telkom.co.id
Website: www.telkom-indonesia.com